Exhibit 99.1

HeadHunter Group PLC Announces Second Quarter 2020 Financial Results

MOSCOW, Russia, August 27, 2020 — HeadHunter Group PLC (Nasdaq: HHR) announced today its financial results for the quarter ended June 30, 2020. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Second Quarter 2020 Financial and Operational Highlights

	Three months ended June 30, 2020	Three months ended June 30, 2019	Change(3)		Three months ended June 30, 2020
(in millions of RUB(1) and USD(2))	RUB	RUB			USD(4)
Revenue	1,534	1,902	(19.3)%		21.9
Russia Segment Revenue	1,421	1,758	(19.1)%		20.3
Net Income	239	275	(13.2)%		3.4
Net Income Margin, %	15.6%	14.5%	1.1	ppts
Adjusted EBITDA(5)	685	989	(30.7)%		9.8
Adjusted EBITDA Margin, %(5)	44.7%	52.0%	(7.3	) ppts
Adjusted Net Income(5)	412	591	(30.3)%		5.9
Adjusted Net Income Margin, %(5)	26.9%	31.1%	(4.2	) ppts

(1)         “RUB” or “₽” denote Russian Ruble throughout this release.

(2)         “USD” or “$” denote U.S. Dollar throughout this release.

(3)         Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(4)         Dollar translations are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2020 (RUB 69.9513 to USD 1).

(5)         Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

•                  Revenue is down 19.3%, primarily due to the decrease in the number of paying customers in our Small and Medium Business segment on the back of restrictive measures taken to contain the spread of the COVID-19 in Russia, including the nation-wide period of non-working days and the ‘lock-down’ in Moscow.

•                  Net Income is down 13.2%, mainly driven by the decrease in revenue, which was partially offset by IPO-related expense or ₽142 million in the second quarter 2019 not occurring in the second quarter 2020.

•                  Adjusted EBITDA is down 30.7% and Adjusted EBITDA Margin is down to 44.7% from 52.0%, or by 7.3 ppts, due to the decrease in revenue, which was partially offset by the decrease in operating costs and expenses (exclusive of depreciation and amortization and adjustable items) and the increase in the net foreign exchange gain.

•                  Adjusted Net Income is down 30.3% and Adjusted Net Income Margin is down to 26.9% from 31.1%, due to the decrease in Adjusted EBITDA, which was partially offset by the decrease in income tax expense and the decrease in net interest expense.

	As of June 30, 2020		As of December 31, 2019		Change	As of June 30, 2020
(in millions of RUB and USD)	RUB		RUB			USD
Net Working Capital(1)	(2,865)		(2,994)		4.3%	(41.0)
Net Debt(1) (2)	2,171		3,040		(28.6)%	31.0
Net Debt to Adjusted EBITDA Ratio(1)	0.6	x	0.8	x

(1)         Net Working Capital, Net Debt, and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures.  See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

(2)         For the purposes of calculation of this ratio as of June 30, 2020, Adjusted EBITDA is calculated on the last twelve months basis.

•                  Net Working Capital as of June 30, 2020 increased by ₽129 million, or 4.3%, primarily due to a decrease in trade and other payables. Our contract liabilities, which represent customer prepayments, remained relatively flat as of June 30, 2020 compared December 31, 2019.  This was due to a decrease in customer prepayments in the second quarter of 2020 on the back of the COVID-19 pandemic being offset by an increase in customer prepayments in the first quarter of 2020. The increase in the first quarter 2020 was driven by our decision not to offer customers an opportunity to renew a contract for the same price if they paid us before January 1, 2020, the effective date of our new price list. This resulted in customers shifting their payments from the fourth quarter of 2019 to the first quarter of 2020.

•                  Net Debt decreased by ₽868 million, or 28.6%, primarily due to cash generated from operating activities (see “Cash Flows”).

•                  Net Debt to Adjusted EBITDA Ratio decreased from 0.8x to 0.6x, mainly due to a decrease in Net Debt.

“During the second quarter, COVID-19 continued to disrupt lives and affect business processes across the world” said Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC.

“This has been a challenging time that has tested our business on several fronts — our organizational agility that has allowed us collectively to adjust to the ‘remote office’ environment, our R&D flexibility that has enabled us to re-focus our services on the most demanding areas of the market and our longstanding client relationships that has given us the ability to contain churn and continue driving sales and monetization against the backdrop of shrinking budgets.

Our subscription-based model and strong market position helped us to preserve the majority of our revenues during the three months of country-wide lockdown, outperforming our internal, COVID-19 adjusted targets. We are now witnessing a very solid rebound with revenues reverting towards sustainable YoY growth driven by improving recruitment activity in July and August. On top of that, our cost-discipline and discretionary cost base allowed us to sustain attractive margins while continuing to invest in market share solidification.

We confirmed our leadership position as the place that enterprises turn to first for their recruitment needs and have recently introduced one of the most important monetization initiatives by shifting from unlimited CV database consumption to a pay-per-contact model. This will make our pricing fairer and create substantial flexibility in driving ARPC.

The labor market is an important driver of economic recovery and we believe Headhunter is well positioned to play a meaningful role in that recovery. Even though we fully understand that we’re not out of the woods yet and there is still a risk of a ‘second spike’ in the COVID-19 infection rate in the fall, we remain totally focused on leveraging every opportunity for an accelerated execution of our long-term growth strategy”

Impact of COVID-19 on Our Operations and Financial Position

In response to the COVID-19 pandemic, the Russian authorities undertook a series of measures to contain its spread. Across Russia, the period from March 30, 2020 to May 11, 2020 was declared a ‘period of non-working days’. Measures taken at regional level depended on the degree of spread of the virus in the region. For instance, in Moscow and Moscow area, which were hit soonest and hardest, authorities recommended that companies enable their employees to work from home from mid-March. In April a restriction on mobility was introduced, whereby walking was allowed only nearby to the home and no more than two car trips per week were allowed, both enforced by CCTV. Non-food retail, restaurants, and other points of service were closed. Some other regions of Russia also subsequently imposed similar restrictions.

Even though some businesses continued to work from home or in a limited capacity during the ‘period of non-working days’, it brought a major interruption to the ordinary course of business and a significant uncertainty as to how the economy would eventually recover after the pandemic. This resulted in a significant decrease in business activities, including recruitment processes, as companies put their hiring on hold or decreased the number of new hires. As a result, the number of job postings advertised on our platform and the number of candidates browsing through our job postings database have decreased from mid-March with the consequential impact on our revenues. From the second half of April through May and June 2020, we saw a steady recovery of activity on our platform, as restrictive measures were gradually eased. However, the level of activity is yet to reach pre-pandemic levels in certain areas of the market and not all restrictions across Russia are removed.

The Government of Russia has also introduced supportive measures. Prevention of lay-offs and sustaining households’ incomes was pronounced a cornerstone of Government policy. Small and medium businesses and individual entrepreneurs from the worst-affected industries were allowed to defer tax payments for up to 6 months and granted direct monthly financial aid in the form of a fixed payment per employee as well as interest-free loans for the purposes of paying salaries to their employees. Such benefits were provided to businesses which were not laying-off staff. Corporations from the worst-affected industries were allowed to postpone their tax payments for 6 months up to 3 years, depending on a decrease in a company’s revenue. Corporations included in a list of ‘backbone’ enterprises could obtain subsidized low-interest debt. Measures also included compensation for medical workers contacting with COVID-19 patients, and a lump sum payment for families with children.

We did not benefit from any of the supportive measures introduced by the Russian Government.

In compliance with the recommendations of the authorities, we migrated to working from home from mid- March 2020, and remained fully operational during the pandemic. As a response to a decrease in revenue, we implemented various cost-cutting initiatives, including putting all non-essential hiring on hold. In order to ensure our stability and due to uncertainty over the impact of the pandemic, in April 2020 we announced deferral of the payment of the dividend for the year 2019. In August 2020, we subsequently announced that our Board of Directors has resolved to pay this previously announced interim dividend on or before September 10, 2020.  Also, on August 24, 2020, we announced that we have entered into a new credit facility agreement with PJSC ‘VTB Bank’ to extend the maturity of our debt from October 2022 to June 2025, with the aim of having more capital management options available to us in the future.

Presently we see no specific impact of COVID-19 on our statement of financial position as of June 30, 2020. However, our financial results in the second quarter of 2020 were significantly affected by the COVID-19 pandemic. A decrease in the number of job postings and the number of new CV database subscriptions resulted in a decrease in revenues, offset by our cost-cutting initiatives. We recently saw the start of a recovery in revenue and removed most of our cost-saving restrictions in the third quarter of 2020.

Based on a liquidity analysis centered on our recent performance and current estimates, we believe that we have adequate resources to finance our operations for the foreseeable future.

As at June 30, 2020 the Group was compliant with all financial and other covenants per our bank loan agreement. Based on current projections on our future performance, we expect to remain compliant with these covenants. Also, on August 24, 2020 we announced that we have entered into a new credit facility agreement with PJSC ‘VTB Bank’ to temporarily relax covenants to a degree which we expect would cover for a reasonable deviation from our current projections.

Our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19, such as a potential second wave of virus outbreak.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments include “Russia,” “Belarus,” “Kazakhstan” and other countries. As each segment, other than Russia, individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than Russia into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and our revenue remains relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days.  As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our Russia segment in 2018 and 2019 was 20.9% and 21.6%, respectively.

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2018 to 2020. In 2020 there is 1 business day more in the second quarter and in the total year and the same number of business days in the first, third and fourth quarters, meaning that the calendar layout in 2020 is substantially the same as in 2019, allowing for good comparability of our quarterly results:

	Number of business days			As % of total business days per year
	2020	2019	2018	2020	2019	2018
First quarter	57	57	56	23.0%	23.1%	22.7%
Second quarter	60	59	61	24.2%	23.9%	24.7%
Third quarter	66	66	65	26.6%	26.7%	26.3%
Fourth quarter	65	65	65	26.2%	26.3%	26.3%
Year	248	247	247	100.0%	100.0%	100.0%

On March 25, 2020, in response to the COVID-19 pandemic, the period from March 30, 2020 to May 11, 2020 was announced a ‘period of non-working days’ in Russia. As a result, two and 22 working days formally became non-working in the first and second quarter of 2020, respectively. However, at least some level of business activity was retained during this period, as remote work was encouraged and some sectors such as banking were functioning with limited capacity.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 76.3% and 77.4% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2019 and December 31, 2018, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year; however, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

Second quarter segment external expenses in our Russia segment in 2018 and 2019 were 25.5% and 23.6%, respectively, of total Russia segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. For example, our Adjusted EBITDA Margin was 46.1% for the first quarter of 2019, compared to 50.5% for the full year 2019. Our profitability is also affected by our decisions on timing of expenses, again as described above.

Contract liabilities

Our contract liabilities are affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter and prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2019 were ₽2,107 million, ₽2,041 million, ₽1,971 million, and ₽2,367 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net working capital

Our net working capital is primarily affected by changes in our contract liabilities as discussed above. As our contract liabilities have usually been highest in the fourth quarter, our net working capital has usually been lowest in the fourth quarter. For example, our net working capital of March 31, June 30, September 30, and December 31, 2019 was ₽(2,672) million, ₽(2,697) million, ₽(2,588) million, and ₽(2,994) million, respectively. However, for 2020 we decided not to offer customers an opportunity to renew a contract for the same price if they paid us before January 1, 2020, which was the effective date of our new price list. This resulted in some customers shifting their payments from the fourth quarter of 2019 to the first quarter of 2020 and accordingly there were lower than expected contact liabilities as of December 31, 2019. In the future, our net working capital pattern will depend on whether we offer such an opportunity to our customers.

Second Quarter 2020 Results

Our revenue was ₽1,534 million for the three months ended June 30, 2020 compared to ₽1,902 million for the three months ended June 30, 2019. Revenue for the three months ended June 30, 2020 decreased by ₽368 million, or 19.3%, primarily due to a decrease the number of paying customers in our Small and Medium Accounts in our “Russia” segment by 29.1% in Moscow and St. Petersburg and 16.3% in Other regions of Russia, due to decrease in business activity on the back of COVID-19 pandemic.

In the second quarter 2020, our Job Postings revenue was most directly hit by the decrease in the number of job postings advertised and decreased by 34.3%. Our subscription-based products were more resilient. Our revenue from Bundled Subscriptions decreased by 5.3%, and our revenue from CV Database Access subscriptions decreased by 20.0%, mostly driven by the decrease in the shorter subscription in our Small and Medium Accounts segment. Our revenue from Other value-added services increased by 8.7%, driven by an increase in a pay-per-lead contracts for retail and logistics industries on the back of COVID-19 pandemic as well as strong performance of our branding products.

	For the three months ended June 30,			For the six months ended June 30,
(in thousands of RUB)	2020	2019	Change	2020	2019	Change
Bundled Subscriptions	524,497	554,090	(5.3)%	1,102,210	1,057,975	4.2%
CV Database Access	346,981	433,742	(20.0)%	817,567	819,389	(0.2)%
Job Postings	505,119	769,115	(34.3)%	1,286,532	1,410,986	(8.8)%
Other value-added services	157,238	144,677	8.7%	317,935	291,711	9.0%
Total revenue	1,533,835	1,901,624	(19.3)%	3,524,244	3,580,061	(1.6)%

The following table sets forth the revenue broken down by type of customer and region:

	For the three months ended June 30,			For the six months ended June 30,
(in thousands of RUB)	2020	2019	Change	2020	2019	Change
Key Accounts in Russia
Moscow and St. Petersburg	433,024	491,334	(11.9)%	928,422	928,697	(0.0)%
Other regions of Russia	171,221	151,847	12.8%	364,174	285,586	27.5%
Sub-total	604,245	643,181	(6.1)%	1,292,596	1,214,283	6.4%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	415,921	631,218	(34.1)%	1,043,680	1,198,438	(12.9)%
Other regions of Russia	323,099	397,969	(18.8)%	749,506	734,739	2.0%
Sub-total	739,020	1,029,187	(28.2)%	1,793,186	1,933,177	(7.2)%
Foreign customers of Russia segment	11,856	15,922	(25.5)%	27,731	30,030	(7.7)%
Other customers in Russia	66,353	69,446	(4.5)%	146,205	135,761	7.7%
Total for “Russia” operating segment	1,421,474	1,757,736	(19.1)%	3,259,718	3,313,251	(1.6)%
Other segments	112,361	143,888	(21.9)%	264,526	266,810	(0.9)%
Total revenue	1,533,835	1,901,624	(19.3)%	3,524,244	3,580,061	(1.6)%

The following table sets forth the number of paying customers and ARPC for the periods indicated:

	For the three months ended June 30,			For the six months ended June 30,
	2020	2019	Change	2020	2019	Change
Number of paying customers
Russia segment
Key Accounts
Moscow and St. Petersburg	4,258	4,589	(7.2)%	4,937	5,013	(1.5)%
Other regions of Russia	4,704	4,408	6.7%	5,424	4,841	12.0%
Key Accounts, total	8,962	8,997	(0.4)%	10,361	9,854	5.1%
Small and Medium Accounts
Moscow and St. Petersburg	44,719	63,092	(29.1)%	77,861	85,493	(8.9)%
Other regions of Russia	64,472	77,055	(16.3)%	105,728	105,612	0.1%
Small and Medium Accounts, total	109,191	140,147	(22.1)%	183,589	191,105	(3.9)%
Foreign customers of Russia segment	540	1,893	(71.5)%	981	2,607	(62.4)%
Total for “Russia” operating segment	118,693	151,037	(21.4)%	194,931	203,566	(4.2)%
Other segments, total	8,523	13,190	(35.4)%	15,472	17,250	(10.3)%
Total number of paying customers	127,216	164,227	(22.5)%	210,403	220,816	(4.7)%

ARPC (in RUB)
Russia segment
Key Accounts
Moscow and St. Petersburg	101,697	107,068	(5.0)%	188,054	185,258	1.5%
Other regions of Russia	36,399	34,448	5.7%	67,141	58,993	13.8%
Key Accounts, total	67,423	71,488	(5.7)%	124,756	123,227	1.2%
Small and Medium Accounts
Moscow and St. Petersburg	9,301	10,005	(7.0)%	13,404	14,018	(4.4)%
Other regions of Russia	5,011	5,165	(3.0)%	7,089	6,957	1.9%
Small and Medium Accounts, total	6,768	7,344	(7.8)%	9,767	10,116	(3.4)%
Other segments, total	13,183	10,909	20.8%	17,097	15,467	10.5%

•                  Driven by the COVID-19 pandemic, the number of paying customers and ARPC in the second quarter of 2020 decreased in most customer segments.

•                  Our Small and Medium Accounts segment was hit hardest due to direct consequences of restrictive measures such as retail outlets closures and general vulnerability of this segment to tough economic conditions. The number of paying Small and Medium Accounts has decreased in the second quarter of 2020 by 29.1% and 16.3% in Moscow and St. Petersburg and Other regions of Russia, respectively.

•                  The number of paying customers in our Key Accounts segment has decreased in the second quarter of 2020 by 7.2% in Moscow and St. Petersburg and increased by 6.7% in Other regions of Russia, driven by a reduced impact of the COVID-19 pandemic on larger businesses in Other Regions and a higher share of subscription-based products in this segment.

•                  In both Key Accounts and Small and Medium Accounts, our customers in the Other regions of Russia were probably less impacted by the COVID-19 pandemic, as restrictive measures in the regions were less severe than in Moscow and St. Petersburg.

Operating Costs and Expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽951 million for the three months ended June 30, 2020 compared to ₽1,132 million for the three months ended June 30, 2019, representing a decrease of ₽181 million, or 16.0%.

	For the three months ended June 30,			For the six months ended June 30,
(in thousands of RUB)	2020	2019	Change	2020	2019	Change
Personnel expenses	(540,508)	(592,095)	(8.7)%	(1,121,745)	(1,072,256)	4.6%
Marketing expenses	(234,394)	(221,858)	5.7%	(552,260)	(479,603)	15.1%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(40,648)	(34,581)	17.5%	(77,828)	(79,456)	(2.0)%
Office rent and maintenance	(33,755)	(55,392)	(39.1)%	(80,035)	(99,727)	(19.7)%
Professional services	(37,723)	(163,876)	(77.0)%	(116,870)	(244,727)	(52.2)%
Insurance expense	(43,870)	(25,173)	74.3%	(87,043)	(25,173)	245.8%
Hosting and other web-site maintenance	(10,549)	(9,098)	15.9%	(22,583)	(17,810)	26.8%
Other operating expenses	(9,618)	(29,895)	(67.8)%	(31,320)	(46,756)	(33.0)%
Operating costs and expenses (exclusive of depreciation and amortization)	(951,065)	(1,131,968)	(16.0)%	(2,089,684)	(2,065,508)	1.2%

Operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue:

	For the three months ended June 30,			For the six months ended June 30,
	2020	2019	Change	2020	2019	Change
Personnel expenses	35.2%	31.1%	4.1%	31.8%	30.0%	1.9%
Marketing expenses	15.3%	11.7%	3.6%	15.7%	13.4%	2.3%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.7%	1.8%	0.8%	2.2%	2.2%	(0.0)%
Office rent and maintenance	2.2%	2.9%	(0.7)%	2.3%	2.8%	(0.5)%
Professional services	2.5%	8.6%	(6.2)%	3.3%	6.8%	(3.5)%
Insurance expense	2.9%	1.3%	1.5%	2.5%	0.7%	1.8%
Hosting and other web-site maintenance	0.7%	0.5%	0.2%	0.6%	0.5%	0.1%
Other operating expenses	0.6%	1.6%	(0.9)%	0.9%	1.3%	(0.4)%
Operating costs and expenses (exclusive of depreciation and amortization)	62.0%	59.5%	2.5%	59.3%	57.7%	1.6%

Personnel expenses

Personnel expenses decreased by ₽52 million, or 8.7%, for the three months ended June 30, 2020 compared to the three months ended June 30, 2019, primarily due to (i) a decrease in share-based compensation and related social tax by ₽32 million; (ii) IPO-related bonus of ₽13 million in the second quarter 2019 not occurring in the second quarter 2020; and (iii) a decrease in bonuses, other benefits and corporate events as part of our cost-cutting initiatives, partly offset by an increase in salaries due to indexation of wages effective from the first quarter of 2020 and increase in headcount from 747 as of June 30, 2019 to 778 as of June 30, 2020.

Despite the decrease in Personnel expenses, they have increased as percentage of revenue from 31.1% in the second quarter 2019 to 35.2% in the second quarter 2020 on the back of decrease in revenue.

Marketing expenses

Marketing expenses increased by ₽13 million, or 5.7%, for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 as we decided to ramp up our marketing activity significantly in the end of the second quarter 2020. We believe this will allow us to gain new audiences on the back of the increased job seeker activity that followed the removal of COVID-19 restrictive measures.

The combination of a decrease in revenue and an increase in marketing expenses resulted in marketing expenses, as percentage of revenues, increasing from 11.7% in the second quarter 2019 to 15.3% in the second quarter 2020. We believe that this increased percentage is temporary and not indicative of our marketing spend as a percentage of revenue in the long run.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and office rent and maintenance costs. Our total other general and administrative expenses have decreased by ₽142 million, or 44.6%, primarily due to (i) our IPO-related professional costs of ₽126 million in the second quarter 2019 not occurring in the second quarter 2020; (ii) a decrease in office rent and maintenance by ₽22 million in the second quarter 2020 as part of our cost-saving initiatives; and (iii) an increase in our insurance costs as our D&O insurance policy commenced from the mid-quarter in 2019.

Our other general and administrative expenses as a percentage of revenue have decreased to 11.5% in the second quarter 2020 from 16.7% in the second quarter 2019, due to the decrease in the expense as described above, partly offset by the decrease in revenue.

Net foreign exchange gain

Net foreign exchange gain was ₽19 million for the three months ended June 30, 2020, compared to a ₽13 million loss for the three months ended June 30, 2019. The net foreign exchange gain for the three months ended June 39, 2020 reflects mostly the foreign exchange gain on USD-denominated dividend payable, partly offset by the foreign exchange loss on the USD-denominated cash balances.

Depreciation and amortization

Depreciation and amortization were ₽184 million for the three months ended June 30, 2020, compared to ₽169 million for the three months ended June 30, 2019. Depreciation and amortization increased by ₽15 million, or 9.0%, primarily due to additional depreciation charge related to leasehold improvements recognized in 2019 and the first quarter 2020 due to redesign of our offices in Yaroslavl and in Moscow.

Finance income and costs

Finance income was ₽9 million for the three months ended June 30, 2020 compared to ₽19 million for the three months ended June 30, 2019, primarily due to a decrease in income from cash deposits.

Finance costs were ₽109 million for the three months ended June 30, 2020, compared to ₽157 million for the three months ended June 30, 2019. Finance costs decreased by ₽48 million primarily due to a gradual decrease in the Key Rate of Central Bank of Russia over the last 12 months from 7.5% as of June 30, 2019 to 4.5% as of June 30, 2020.

Income tax expense

Income tax expense decreased to ₽75 million for the three months ended June 30, 2020 from ₽175 million for the three months ended June 30, 2019, due to a decrease in revenue resulting in a decrease in net income, as well a decrease in the effective tax rate.

The effective tax rate has decreased to 23.9% for the three months ended June 30, 2020 from 38.8% for the three months ended June 30, 2019 mainly due to (a) non-deductible IPO-related expense in the three months ended June 30, 2019 not occurring in the three months ended June 30, 2020, and (b) non-taxable foreign exchange gain in the three months ended June 30, 2020 not occurring in the three months ended June 30, 2019.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended June 30, 2020 compared to the three months ended June 30, 2019, our Net income has decreased by 13.2% to ₽239 million, our Adjusted EBITDA has decreased by 30.7% to ₽685 million, and our Adjusted Net Income has decreased by 30.3% to ₽412 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the six months ended June 30,
(in thousands of RUB)	2020	2019	Change
Net cash generated from operating activities	1,046,862	1,012,365	34,497
Net cash used in investing activities	(130,699)	(360,722)	230,023
Net cash used in financing activities	(631,369)	(666,440)	35,071
Net increase/(decrease) in cash and cash equivalents	284,794	(14,797)	299,591
Cash and cash equivalents, beginning of period	2,089,215	2,861,110	(771,895)
Effect of exchange rate changes on cash	51,913	(72,800)	124,713
Cash and cash equivalents, end of period	2,425,922	2,773,513	(347,591)

Net cash generated from operating activities

For the six months ended June, 2020, net cash generated from operating activities was ₽1,047 million compared to ₽1,012 million for the six months ended June 30, 2019. An increase was due to a decrease in income tax paid, partly offset by change in trade and other payables. A change in our contract liabilities was relatively flat, as a decrease in customer prepayments in the second quarter or 2020 on the back of COVID-19 pandemic was offset by an increase in the first quarter of 2020 (see ‘Net Working Capital’).

Net cash used in investing activities

For the six months ended June 30, 2020, net cash used in investing activities was ₽131 million compared to ₽361 million for the six months ended June 30, 2019. The change between the periods of ₽230 million was due to the acquisition of a 25.01% ownership interest in LLC “Skilaz” for ₽232 million in the first quarter of 2019.

Net cash used in financing activities

For the six months ended June 30, 2020, net cash used in financing activities was ₽631 million compared to ₽666 million for the six months ended June 30, 2019.

Capital Expenditures

Our additions to property and equipment and intangible assets in the six months ended June 30, 2020 were ₽143 million, including ₽64 million leasehold improvements and a purchase of the office equipment and furniture for the renovated office space for ₽39 million. Our additions to property and equipment and intangible assets in the six months ended June 30, 2020 decreased by ₽49 million compared to ₽192 million for the six months ended June 30, 2019, primarily due to the decrease in the office renovation expenses, as we are completing our renovation project in Moscow, and our cost savings initiatives in the second quarter of 2020.

Second Quarter 2020 Financial Results Conference Call

Conference Call Information

We will host a conference call and webcast to discuss results at 9:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 2:00 p.m. London time) on August 27, 2020.

We recommend to use the dial-in option only if you would like to ask questions. In this case please dial in at least 15 minutes prior to the call start time and clearly state the requested information. For listen only mode, please use the webcast link.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928338
UK (local):	+44 (0) 8444 819752
UK (toll free):	0800 279 6619
USA (local):	+1 646 741 3167
USA (toll free):	+1 877 870 9135
Russian Federation (local):	+7 495 249 9851
Russian Federation (toll free):	810 800 2114 4011
Conference ID:	7424248

Webcast:

https://edge.media-server.com/mmc/p/wryfqdnx

Contacts:

Investor Inquiries:

Roman Safiyulin

Phone: +7 966 005-17-82

E-mail: r.safiyulin@hh.ru

Media Inquiries:

Alexander Dzhabarov

Phone: +7 926 687-2624

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which is prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”), we present the following non-IFRS(1) financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

•                  “Adjusted EBITDA” as net income (loss) plus: (1) income tax expense; (2) net interest expense/(income); (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) (gain)/loss on the disposal of subsidiary; (6) transaction costs related to disposal of subsidiary; (7) expenses related to equity-settled awards, including related social taxes; (8) IPO-related costs and other income/(loss) not related to underlying business activity; (9) insurance expenses related to the IPO; (10) (income) from the depositary; (11) one-off litigation settlement and related legal costs; and (12) share of (profit)/loss of equity-accounted investees.

•                  “Adjusted Net Income” as net income (loss) plus: (1) transaction costs related to business combinations; (2) (gain)/loss on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) expenses related to equity-settled awards, including related social taxes; (5) IPO-related costs and other income/(loss) not related to underlying business activity; (6) insurance expenses related to IPO; (7) (income) from the depositary; (8) one-off litigation settlement and related legal costs; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized upon the acquisition by HeadHunter Group PLC of the outstanding equity interests of HeadHunter FSU Limited from Mail.Ru Group Limited; (11) the tax effect of the adjustment described in (10); (12) (gain) or loss related to the remeasurement and expiration of a tax indemnification asset; (13) net (gain) or loss on financial assets measured at fair value through profit and loss;

•                  “Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

•                  “Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

(1)  Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

•                  Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•                  Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

•                  the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use to the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measure not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2020, the anticipated impact of the COVID-19 pandemic on our business and results of operations, the sufficiency of our resources and our ability to finance our operations for the foreseeable future, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns  and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 and our prospectus pursuant to Rule 424(b) filed with the SEC on July 16, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

(in thousands of RUB and USD, except per share amounts)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020		2019	2020
	RUB	RUB	USD	RUB	RUB	USD
Revenue	1,901,624	1,533,835	21,927	3,580,061	3,524,244	50,381
Operating costs and expenses (exclusive of depreciation and amortization)	(1,131,968)	(951,065)	(13,596)	(2,065,508)	(2,089,684)	(29,873)
Depreciation and amortization	(168,723)	(183,904)	(2,629)	(333,827)	(368,310)	(5,265)
Operating income	600,933	398,866	5,702	1,180,726	1,066,250	15,243
Finance income	19,485	8,612	123	45,692	27,770	397
Finance costs	(156,849)	(108,664)	(1,553)	(324,679)	(227,497)	(3,252)
Net foreign exchange (loss)/gain	(13,487)	19,455	278	(36,128)	94,768	1,355
Share of loss of equity- accounted investees (net of income tax)	(5,048)	(15,202)	(217)	(5,048)	(24,746)	(354)
Other income	4,931	10,907	156	4,931	20,596	294
Profit before income tax	449,965	313,974	4,488	865,494	957,141	13,683
Income tax expense	(174,701)	(75,030)	(1,073)	(351,483)	(306,459)	(4,381)
Net income for the period	275,264	238,944	3,416	514,011	650,682	9,302
Attributable to:
Owners of the Company	241,302	219,285	3,135	450,693	582,748	8,331
Non-controlling interest	33,962	19,659	281	63,318	67,934	971
Comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(2,997)	(8,978)	(128)	(26,922)	16,540	236
Total comprehensive income, net of tax	272,267	229,966	3,288	487,089	667,222	9,538
Attributable to:
Owners of the Company	238,631	210,696	3,012	425,401	596,708	8,530
Non-controlling interest	33,636	19,270	275	61,688	70,514	1,008
Earnings per share
Basic (in RUB per share)	4.83	4.37	0.06	9.01	11.63	0.17
Diluted (in RUB per share)	4.75	4.24	0.06	8.94	11.29	0.16

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

	December 31, 2019	June 30, 2020
(in thousands of RUB and USD)	RUB	RUB	USD
Non-current assets
Goodwill	6,954,183	6,963,190	99,543
Intangible assets	2,733,417	2,507,525	35,847
Property and equipment	429,744	467,706	6,686
Equity-accounted investees	178,847	154,101	2,203
Right-of-use assets	279,249	241,434	3,451
Deferred tax assets	149,835	152,830	2,185
Loans issued to equity-accounted investees	—	6,732	96
Other financial assets	25,341	22,699	324
Other non-current assets	22,134	22,281	319
Total non-current assets	10,772,750	10,538,498	150,655
Current assets
Trade and other receivables	57,908	62,192	889
Prepaid expenses and other current assets	119,249	83,099	1,188
Loans issued to equity-accounted investees (current portion)	—	4,875	70
Cash and cash equivalents	2,089,215	2,425,922	34,680
Total current assets	2,266,372	2,576,088	36,827
Total assets	13,039,122	13,114,586	187,482
Equity
Share capital	8,547	8,597	123
Share premium	1,863,877	1,928,109	27,564
Foreign currency translation reserve	(105,191)	(91,231)	(1,304)
Retained earnings	1,587,697	369,925	5,288
Total equity attributable to owners of the Company	3,354,930	2,215,400	31,671
Non-controlling interest	33,263	36,860	527
Total equity	3,388,193	2,252,260	32,198
Non-current liabilities
Loans and borrowings	4,064,501	1,270,275	18,159
Lease liabilities	230,802	195,326	2,792
Deferred tax liabilities	512,804	471,226	6,736
Trade and other payables	4,239	5,269	75
Provisions	19,498	32,883	470
Other non-current liabilities	126,828	113,282	1,619
Total non-current liabilities	4,958,672	2,088,261	29,853
Current liabilities
Contract liabilities	2,367,416	2,354,967	33,666
Trade and other payables	780,219	629,173	8,994
Loans and borrowings (current portion)	1,064,554	3,327,102	47,563
Lease liabilities (current portion)	59,816	70,659	1,010
Dividends payable	—	1,748,783	25,000
Income tax payable	369,974	559,421	7,997
Provisions (current portion)	26,398	57,397	821
Other current liabilities	23,880	26,563	380
Total current liabilities	4,692,257	8,774,065	125,431
Total liabilities	9,650,929	10,862,326	155,284
Total equity and liabilities	13,039,122	13,114,586	187,482

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended

	June 30, 2019	June 30, 2020
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	514,011	650,682	9,302
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	333,827	368,310	5,265
Net finance costs	278,987	199,727	2,855
Net foreign exchange loss/(gain)	36,128	(94,768)	(1,355)
Other non-cash items	572	(2,104)	(30)
Management incentive agreement, including social taxes	97,364	106,547	1,523
Share grant to the Board of Directors	3,145	10,757	154
Share of loss of equity-accounted investees, net of income tax	5,048	24,746	354
Income tax expense	351,483	306,459	4,381
Change in trade receivables and other operating assets	(46,546)	31,707	453
Change in contract liabilities	(25,127)	(14,405)	(206)
Change in trade and other payables	87,263	(154,814)	(2,213)
Change in other liabilities	—	(17,504)	(250)
Income tax paid	(450,521)	(158,586)	(2,267)
Interest paid	(173,269)	(209,892)	(3,001)
Net cash generated from operating activities	1,012,365	1,046,862	14,966
INVESTING ACTIVITIES:
Acquisition of equity-accounted investee	(234,729)	—	—
Acquisition of intangible assets	(52,070)	(42,223)	(604)
Acquisition of property and equipment	(118,031)	(103,946)	(1,486)
Loans issues to equity-accounted investee	—	(11,541)	(165)
Interest received	44,108	27,011	386
Net cash used in investing activities	(360,722)	(130,699)	(1,868)
FINANCING ACTIVITIES:
Bank and other loans repaid	(565,000)	(540,000)	(7,720)
Payment for lease liabilities	(24,740)	(24,394)	(349)
Dividends paid to non-controlling interest	(76,700)	(66,975)	(957)
Net cash used in financing activities	(666,440)	(631,369)	(9,026)
Net (decrease)/increase in cash and cash equivalents	(14,797)	284,794	4,071
Cash and cash equivalents, beginning of period	2,861,110	2,089,215	29,867
Effect of exchange rate changes on cash	(72,800)	51,913	742
Cash and cash equivalents, end of period	2,773,513	2,425,922	34,680

Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of net income to EBITDA and Adjusted EBITDA, the most directly comparable IFRS financial measure:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of RUB)	2020	2019	2020	2019
Net income	238,944	275,264	650,682	514,011
Add the effect of:
Income tax expense	75,030	174,701	306,459	351,483
Net interest costs	100,052	137,364	199,727	278,987
Depreciation and amortization	183,904	168,723	368,310	333,827
EBITDA	597,930	756,052	1,525,178	1,478,308
Add the effect of:
Equity-settled awards, including social taxes(1)	57,973	67,863	110,033	73,106
IPO-related costs(2)	—	142,267	—	188,294
Insurance cover related to IPO(3)	15,939	22,810	54,772	22,810
Income from depository(4)	(8,978)	(4,931)	(17,504)	(4,931)
Other financing and transactional costs(5)	7,424	—	33,462	—
Share of loss of equity-accounted investees(6)	15,202	5,048	24,746	5,048
Adjusted EBITDA	685,491	989,109	1,730,688	1,762,635

(1)         Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)         In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.

(3)         Subsequent to and in connection with our IPO, we purchased a one-year D&O insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have recently renewed the policy for the second 12-month period starting May 9, 2020. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.

(4)         In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)         Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses.

(6)         On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of net income to Adjusted Net Income, the most directly comparable IFRS financial measure:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Net income	238,944	275,264	650,682	514,011
Add the effect of:
Equity-settled awards, including social taxes(1)	57,973	67,863	110,033	73,106
IPO-related costs(2)	—	142,267	—	188,294
Insurance cover related to IPO(3)	15,939	22,810	54,772	22,810
Income from depositary(4)	(8,978)	(4,931)	(17,504)	(4,931)
Other financing and transactional costs(5)	7,424	—	33,462	—
Share of loss of equity-accounted investees(6)	15,202	5,048	24,746	5,048
Amortization of intangible assets recognized upon the Acquisition(7)	103,947	103,947	207,894	207,894
Tax effect on adjustments(8)	(20,789)	(20,789)	(41,579)	(41,579)
Net (gain)/loss on financial assets measured at fair value through profit and loss(9)	2,642	—	2,642	—
Adjusted Net Income	412,304	591,478	1,025,149	964,653

(1)         Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)         In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.

(3)         Subsequent to and in connection with our IPO, we purchased a one-year D&O insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have recently renewed the policy for the second 12-month period starting May 9, 2020. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.

(4)         In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)         Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses.

(6)         On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

(7)         As a result of the Acquisition, we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.

(8)         Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.

(9)         We believe that the movements in fair values of financial assets measured at fair value through profit and loss are not indicative of our underlying business performance.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	December 31, 2019	June 30, 2020
Trade and other receivables	57,908	62,192
Prepaid expenses and other current assets	119,249	83,099
Contract liabilities	(2,367,416)	(2,354,967)
Trade and other payables	(780,219)	(629,173)
Other current liabilities	(23,880)	(26,563)
Net Working Capital	(2,994,358)	(2,865,412)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	December 31, 2019	June 30, 2020
Loans and borrowings	4,064,501	1,270,275
Loans and borrowings (current portion)	1,064,554	3,327,102
Cash and cash equivalents	(2,089,215)	(2,425,922)
Net Debt	3,039,840	2,171,455

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA.

Calculation of Adjusted EBITDA on the last twelve months basis as of June 30, 2020:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2019	3,930,747
Less Adjusted EBITDA for the six months ended June 30, 2019	(1,762,635)
Add Adjusted EBITDA for the six months ended June 30, 2020	1,730,688
Adjusted EBITDA on the last twelve months basis	3,898,800